Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
August 29, 2013	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY	Edward S. Best Direct Tel +1 312 701 7100 Direct Fax +1 312 706 8106 ebest@mayerbrown.com
Loan Lauren P. Nguyen Special Counsel U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Potbelly Corporation
Amendment No. 3 to Confidential Draft Registration Statement on Form S-1
Submitted August 9, 2013
CIK No. 0001195734

Dear Ms. Nguyen:

This letter is being furnished on behalf of Potbelly Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 27, 2013 to Aylwin Lewis, Chief Executive Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby publicly filing a registration statement for an offering of the Company’s common stock (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to the Registration Statement, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Registration Statement, two of which have been marked to show changes from the filing of the most recently amended confidential draft registration statement.

Prospectus Summary, page 1

The Neighborhood Sandwich Shop, page 1

1.	We note your response to our prior comment 1 and reissue in part. Please revise the first sentence in this section to remove the word “welcoming” and “unique” or state

Mayer Brown LLP

Loan Lauren P. Nguyen

August 29, 2013

that it is your belief the your menu items are sold by welcoming people in a unique environment. We note that the terms are subjective in nature and that you disclosed on page 2 that the Potbelly stores each have a “similar” look.

Response: The Company acknowledges the Staff’s comment and has revised pages 1, 39 and 60 of the prospectus to state the disclosure in a different way.

Our Competitive Strengths, page 2

2.	We note your response to our prior comment 3 and reissue in part. Please remove the term “wholesome” food or provide a definition of this term as we continue to believe that such terms are not helpful to investors without a clear explanation of what you mean by such term.

Response: The Company acknowledges the Staff’s comment and has revised pages 2, 40 and 61 of the prospectus to state the disclosure in a different way.

A majority of the proceeds we receive in this offering will be paid to related parties, page 28

3.	Please expand the risk factor to address the risks related to the declared cash dividend, including the risk that the company will be unable to use the majority of the proceeds for the benefit of the company. Also revise the last sentence to clarify that your management will have broad discretion over the use of the remaining proceeds.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor on page 28 of the prospectus accordingly.

Site Selection and Expansion, page 69

4.	Please balance the disclosure in the first sentence of the second paragraph to clarify that you cannot guarantee that you will be able to grow or sustain growing your number of shops by at least 10% annually.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 69 and throughout the prospectus accordingly.

Related Party Transactions, page 100

2011 Stock Repurchase, page 101

5.

We note your response to our prior comment 29 in our letter dated January 10, 2013 that you were currently in the process of issuing replacement options to Mr. Keil for Mr. Kiel’s 50,000 options that expired on February 6, 2013. Please disclose that Mr. Keil elected to terminate these options prior to the expiration or advise. In addition,

Mayer Brown LLP

Loan Lauren P. Nguyen

August 29, 2013

please disclose when you anticipate issuing the replacement options, the number of options you intend to issue and the exercise price of such options.

Response: The Company acknowledges the Staff’s comment and has revised page 101 of the prospectus to provide additional information regarding the issuance of replacement options.

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If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7100.

Sincerely,

/s/ Edward S. Best

Edward S. Best

Cc:	Sonia Bednarowski, Securities and Exchange Commission
Kristin Shifflett, Securities and Exchange Commission
Margery Reich, Securities and Exchange Commission
Aylwin Lewis, Potbelly Corporation
Charlie Talbot, Potbelly Corporation
Matt Revord, Potbelly Corporation